UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KNOVA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

499234102

(CUSIP Number)

AUGUST 8, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92554J105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”) 94-3259091

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 475,842 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 475,842 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,842 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.40%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 131,642 shares of common stock and warrants to purchase 15,938 shares of common stock owned by Sierra Ventures VI, L.P. and (ii) 292,811 shares of common stock and warrants to purchase 35,451 shares of common stock owned by Sierra Ventures VII, L.P.  SV Associates VI, L.P. and Sierra Ventures Associates VII, LLC are the sole general partners of Sierra Ventures VI, L.P. and Sierra Ventures VII, L.P. (the “Funds”), respectively, and have voting and dispositive power over the shares held by the Funds.

(3)  SV Associates VI, L.P. holds an additional 8,719 shares of common stock and warrants to purchase 1,058 shares of common stock as nominee.  Sierra Ventures Associates VII, LLC holds an additional 5,856 shares of common stock and warrants to purchase 709 shares of common stock as nominee.  Neither SV Associates VI, L.P. nor Sierra Ventures Associates VII, LLC has voting or dispositive power with respect to such shares held by them as nominee.

CUSIP No. 92554J105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SV Associates VI, L.P., a California limited partnership (“SV Associates VI”) 94-3259090

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 475,842 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 475,842 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,842 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.40%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 131,642 shares of common stock and warrants to purchase 15,938 shares of common stock owned by Sierra Ventures VI, L.P. and (ii) 292,811 shares of common stock and warrants to purchase 35,451 shares of common stock owned by Sierra Ventures VII, L.P.  SV Associates VI, L.P. and Sierra Ventures Associates VII, LLC are the sole general partners of Sierra Ventures VI, L.P. and Sierra Ventures VII, L.P. (the “Funds”), respectively, and have voting and dispositive power over the shares held by the Funds.

(3)  SV Associates VI, L.P. holds an additional 8,719 shares of common stock and warrants to purchase 1,058 shares of common stock as nominee.  Sierra Ventures Associates VII, LLC holds an additional 5,856 shares of common stock and warrants to purchase 709 shares of common stock as nominee.  Neither SV Associates VI, L.P. nor Sierra Ventures Associates VII, LLC has voting or dispositive power with respect to such shares held by them as nominee.

CUSIP No. 92554J105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures VII, L.P., a California limited partnership (“Sierra Ventures VII”) 94-3315644

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 475,842 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 475,842 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,842 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.40%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 131,642 shares of common stock and warrants to purchase 15,938 shares of common stock owned by Sierra Ventures VI, L.P. and (ii) 292,811 shares of common stock and warrants to purchase 35,451 shares of common stock owned by Sierra Ventures VII, L.P.  SV Associates VI, L.P. and Sierra Ventures Associates VII, LLC are the sole general partners of Sierra Ventures VI, L.P. and Sierra Ventures VII, L.P. (the “Funds”), respectively, and have voting and dispositive power over the shares held by the Funds.

(3)  SV Associates VI, L.P. holds an additional 8,719 shares of common stock and warrants to purchase 1,058 shares of common stock as nominee.  Sierra Ventures Associates VII, LLC holds an additional 5,856 shares of common stock and warrants to purchase 709 shares of common stock as nominee.  Neither SV Associates VI, L.P. nor Sierra Ventures Associates VII, LLC has voting or dispositive power with respect to such shares held by them as nominee.

CUSIP No. 92554J105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures Associates VII, LLC, a California limited liability company (“SV Associates VII”) 94-3315643

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 475,842 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 475,842 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,842 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.40%

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 131,642 shares of common stock and warrants to purchase 15,938 shares of common stock owned by Sierra Ventures VI, L.P. and (ii) 292,811 shares of common stock and warrants to purchase 35,451 shares of common stock owned by Sierra Ventures VII, L.P.  SV Associates VI, L.P. and Sierra Ventures Associates VII, LLC are the sole general partners of Sierra Ventures VI, L.P. and Sierra Ventures VII, L.P. (the “Funds”), respectively, and have voting and dispositive power over the shares held by the Funds.

(3)  SV Associates VI, L.P. holds an additional 8,719 shares of common stock and warrants to purchase 1,058 shares of common stock as nominee.  Sierra Ventures Associates VII, LLC holds an additional 5,856 shares of common stock and warrants to purchase 709 shares of common stock as nominee.  Neither SV Associates VI, L.P. nor Sierra Ventures Associates VII, LLC has voting or dispositive power with respect to such shares held by them as nominee.

STATEMENT ON SCHEDULE 13G

Introductory Note:  This Schedule 13G is being filed on behalf of Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”), SV Associates VI, L.P., a California limited partnership (“SV Associates VI”), Sierra Ventures VII, L.P. a California limited partnership (“Sierra Ventures VII”), and Sierra Ventures Associates VII, LLC, a California limited liability company (“SV Associates VII”) (collectively, “Sierra Ventures”).  Sierra Ventures is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by Sierra Ventures that such a “group” exists.  The agreement among Sierra Ventures to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

SV Associates VI and SV Associates VII are the general partners of Sierra Ventures VI and Sierra Ventures VII, respectively.  Management of the business affairs of SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of common stock and the exercise of rights to acquire common stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates VI and SV Associates VII, respectively.  Each individual general partner and member disclaims beneficial ownership of the shares of common stock and rights to acquire such shares.

Item 1.
	(a)	Name of Issuer Knova Software, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10201 Torre Avenue, Suite 350 Cupertino, CA

Item 2.
	(a)	Name of Person Filing Sierra Ventures VI, L.P. SV Associates VI, L.P. Sierra Ventures VII, L.P. Sierra Ventures Associates VII, LLC
	(b)	Address of Principal Business Office or, if none, Residence c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
	(c)	Citizenship All entities were organized in California.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 499234102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Sierra Ventures Entity	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Sierra Ventures VI, L.P.	131,642	15,938	0	475,842	0	475,842	475,842	5.40%
SV Associates VI, L.P.	0	0	0	475,842	0	475,842	475,842	5.40%
Sierra Ventures VII, L.P.	292,811	35,451	0	475,842	0	475,842	475,842	5.40%
Sierra Ventures Associates VII, LLC	0	0	0	475,842	0	475,842	475,842	5.40%

(1) SV Associates VI, L.P. holds an additional 8,719 shares of common stock and warrants to purchase 1,058 shares of common stock as nominee.  Sierra Ventures Associates VII, LLC holds an additional 5,856 shares of common stock and warrants to purchase 709 shares of common stock as nominee.  Neither SV Associates VI, L.P. nor Sierra Ventures Associates VII, LLC has voting or dispositive power with respect to such shares held by them as nominee.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2006

SIERRA VENTURES VI, L.P.

By:	/s/ David C. Schwab
Name:	David C. Schwab
Title:	General Partner
on behalf of SV Associates VII, L.P., the General Partner of Sierra Ventures VI, L.P.

SV ASSOCIATES VI, L.P.

By:	/s/ David C. Schwab
Name:	David C. Schwab
Title:	General Partner

SIERRA VENTURES VII, L.P.

By:	/s/ David C. Schwab
Name:	David C. Schwab
Title:	Manager
on behalf of Sierra Ventures Associates VII, LLC, the General Partner of Sierra Ventures VII, L.P.

SIERRA VENTURES ASSOCIATES VII, LLC

By:	/s/ David C. Schwab
Name:	David C. Schwab
Title:	Manager

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to Rule 13d-1(k)(1) among Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC